FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 23, 2005

TM GROUP HOLDINGS PLC

(Registrant’s name)

TM House

Ashwells Road, Brentwood,

Essex, CM15 9ST

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.....X..... Form 40-F............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.........         No......X......

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
	Press Announcement re: Results (Unaudited) of the Fourth Quarter ended November 27, 2004 dated March 23, 2005	4

PRESS ANNOUNCEMENT

TM GROUP HOLDINGS PLC

PRELIMINARY RESULTS (UNAUDITED) OF THE FOURTH QUARTER

ENDED 27 NOVEMBER 2004

TM Group Holdings PLC today announced results for the fourth quarter ended 27 November 2004.

Financial highlights (UK GAAP):

	13 weeks ended		52 weeks ended
	27.11.04	29.11.03	27.11.04	29.11.03
	£ millions
Turnover	171.6	157.2	641.5	635.5

Operating Profit
- before exceptional items	3.6	3.8	16.9	18.7

PBIT	3.5	5.4	21.4	22.6
- continuing activities	3.6	5.4	19.8	22.6

EBITDA	6.3	8.1	32.3	33.1
- continuing activities	6.4	8.1	30.7	33.1

Turnover at £171.6m for the quarter was higher than the prior year, including £20.3m from the acquired Dillons stores. Same store takings before lottery were lower in the final quarter, as was the underlying store base.

Operating profit before exceptional items was £0.2m lower than last year. This was principally in TM Retail partially offset by lower central costs.

PBIT at £3.5m was £1.9m lower in the quarter after charging exceptional costs of £1.2m and lower profit on asset disposals.

For the year PBIT of £21.4m was £1.2m lower than prior year. EBITDA for the year of £32.3m was £0.8m lower than prior year.

Net interest payable for the year at £15.0m was £1.7m lower than prior year.

TM Retail

Turnover at £171.6m for the 13 weeks to 27 November 2004 was £14.4m higher than prior year, including £20.3m for the acquired Dillons stores.

Operating profit for the quarter before group central overheads and exceptional costs was £1.3m lower than prior year at £3.9m.

Same store takings before lottery were 1.6% lower than last year. This measure was stronger in convenience stores at 0.2% ahead. The weighted average store base for the quarter excluding Dillons was 3.5% lower than last year.

The same store sales performance was influenced by lower sales of tobacco and phone top-up products. Confectionery, news and grocery remained in growth. The fireworks season was reasonable overall.

Trading margins were ahead including the Dillons acquisition but lower on an underlying basis. Volume rebates were also lower in the quarter and for the year. Branch costs were higher due to the impact of Dillons but slightly lower on an underlying basis.

The number of trading stores at the end of the quarter was 1,327 after a net reduction of 13 during the quarter. Of the closing base, 307 were classified Convenience stores, 121 Variety stores and 899 Newsagents.

Group overheads and financing costs

Central costs at £0.3m were £1.1m lower than prior year reflecting the recent restructuring. Restructuring costs have been treated as exceptional, together with Dillons integration costs.

Net interest payable at £3.6m for the quarter was £0.2m lower than prior year.

Sterling strengthened to £1 = $1.8817 at the quarter end, giving an unrealised exchange gain for the quarter of £3.2m, net of the revaluation of the Company’s currency hedges. The full year position was a gain of £6.6m.

Cash flow

Cash inflow from operating activities for the year was £17.0m. This was lower than prior year due to non-participation in available seasonal extended credit, as had previously been the practice.

At the quarter end, cash and bank balances stood at £15.2m. There were no drawings under the company’s working capital facilities at the end of the quarter.

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

TM GROUP HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(unaudited)

	13 weeks ended		52 weeks ended
	27.11.04	29.11.03	27.11.04	29.11.03
	(£ thousands)
Sales:
TM Retail - Ongoing	151,339	157,189	619,849	635,453
- Acquisition	20,266	—	21,670	—

	171,605	157,189	641,519	635,453

Operating costs:
TM Retail - Ongoing	(147,761)	(152,042)	(600,577)	(613,446)
- Acquisition	(19,990)	—	(21,346)	—
Central	(279)	(1,371)	2,663	(3,356)
Exceptional	(1,236)	—	(1,236)	—

	(169,266)	(153,413)	(625,822)	(616,802)

Operating profit:
TM Retail - Ongoing	3,578	5,147	19,272	22,007
- Acquisition	276	—	324	—
Central	(279)	(1,371)	(2,663)	(3,356)
Exceptional	(1,236)	—	(1,236)	—

	2,339	3,776	15,697	18,651

VAT recovery on discontinued business	(124)	—	1,573	—

Profit on asset disposals:
TM Retail	1,256	1,664	4,154	3,905
Central	—	—	—	3

	1,256	1,664	4,154	3,908

Profit/(loss) before interest and taxation:
TM Retail	4,580	6,811	23,172	25,912
Central	(937)	(1,371)	(3,321)	(3,353)
Discontinued business	(124)	—	1,573	—

	3,519	5,440	21,424	22,559

Net interest payable	(3,600)	(3,827)	(14,996)	(16,725)
Exchange movement on re-translation of Senior Notes and Currency Hedge	3,191	6,099	6,570	4,631

Net interest payable and similar charges	(409)	2,272	(8,426)	(12,094)

Profit before taxation	3,110	7,712	12,998	10,465
Taxation	(1,152)	(1,270)	(4,758)	(2,021)

Profit after taxation	1,958	6,442	8,240	8,444

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED BALANCE SHEET

(unaudited)

	27.11.04	29.11.03
	(£ thousands)
Fixed assets
Tangible fixed assets	45,747	47,728
Intangible fixed assets	15,777	7,533

	61,524	55,261

Current assets
Inventories	38,880	34,115
Debtors	31,868	27,844
Other current asset	—	177
Cash at bank and in hand	15,237	25,625

	85,985	87,761

Creditors: amounts falling due within one year
Trade creditors	(57,746)	(68,091)
Other liabilities	(26,521)	(17,026)

	(84,267)	(85,117)

Net current assets	1,718	2,644

Total assets less current liabilities	63,242	57,905

Creditors: amounts falling due after more than one year
Senior and senior subordinated notes	(128,949)	(136,240)
Other	(3,100)	(697)

	(132,049)	(136,937)

Provisions for liabilities and charges	(4,052)	(2,159)

Net liabilities	(72,859)	(81,191)

Capital and reserves
Called up share capital	212	212
Share premium account	20,527	20,527
Profit and loss account	(33,706)	(42,038)
Other reserve	(59,892)	(59,892)

	(72,859)	(81,191)

The dollar liability under the Senior Notes has been translated at $1.8817 being a representative US dollar/UK sterling exchange rate on 27 November 2004.

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	13 weeks ended		52 weeks ended
	27.11.04	29.11.03	27.11.04	29.11.03
	(£ thousands)
Net cash inflow from operating activities	15,652	24,246	16,982	24,970

Returns on investments and servicing of finance
Net interest paid	(7,489)	(8,007)	(14,620)	(16,241)

Tax paid	(1,362)	(250)	(2,492)	311

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(1,516)	(508)	(9,218)	(8,764)
Receipts from sale of tangible fixed assets	2,664	3,291	7,387	6,817

	1,148	2,783	(1,831)	(1,947)

Acquisitions and disposals
Purchase of businesses	(7,305)	(1,820)	(21,048)	(2,676)
Cash acquired with business	—	—	10,798	—
Sale of businesses	—	—	1,250	1,250
VAT refund in respect of discontinued business	(124)	—	1,573	—

	(7,429)	(1,820)	(7,427)	(1,426)

Management of liquid resources
Decrease/(increase) in short-term deposits	1,176	(6,956)	8,008	(1,262)

Net cash inflow/(outflow) before financing	1,696	9,996	(1,380)	4,405

Financing
Purchase of hedging instruments	—	(500)	(1,000)	(1,452)

Increase/(decrease) in cash (excluding short-term deposits)	1,696	9,496	(2,380)	2,953

The reconciliation of operating profit to net cash flow from operating activities is as follows:

	13 weeks ended		52 weeks ended
	27.11.04	29.11.03	27.11.04	29.11.03
	(£ thousands)
Operating profit	2,339	3,776	15,697	18,651
Depreciation and amortisation charges	2,830	2,670	10,868	10,534
Movement in provisions	177	(512)	(152)	(583)
(Increase)/decrease in inventories	(5,115)	(4,706)	(85)	543
Increase in debtors	(2,966)	(5,316)	(3,514)	(7,621)
Increase/(decrease) in creditors	18,387	28,334	(5,832)	3,446

Net cash inflow from operating activities	15,652	24,246	16,982	24,970

Contact:	Jonathan Miller TM Group Holdings PLC TM House Ashwells Road Brentwood Essex CM15 9ST Tel: 01277 372916 e-mail: tmgh@tmgh.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2005	TM GROUP HOLDINGS PLC

	By:	/s/ JONATHAN MILLER
Jonathan Miller
Finance Director